SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

MEDICINOVA, INC.

__________________________________________________________________________________

(Name of Issuer)

Common Stock, par value $0.001 per share

__________________________________________________________________________________

(Title of Class of Securities)

58468P107

________________________________________________________________________________

(CUSIP Number)

October 13, 2006

_____________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58468P107	Schedule 13G	Page 2 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OZ Management, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 5,115,000
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,115,000
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,115,000.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.00%.
12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 58468P107	Schedule 13G	Page 3 of 10 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Daniel S. Och
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) [ ]
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	5.	Sole Voting Power 5,115,000.
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,115,000.
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,115,000.
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.00%.
12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 58468P107	Schedule 13G	Page 4 of 10 pages

Item 1(a).	Name of Issuer:
MediciNova, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
4350 La Jolla Village Drive
Suite 950
San Diego, CA 92122

Item 2(a).	Name of Person Filing:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)

OZ Management, L.L.C. (“OZ”), a Delaware limited liability company, with respect to the shares of Common Stock (the “Shares”) reported in this Schedule 13G held by certain investment funds and discretionary accounts managed by OZ (the “Accounts”).

(ii)	Daniel S. Och, who is the Senior Managing Member of OZ, with respect to the Shares reported in this Schedule 13G held by the Accounts.

Item 2(b).	Address of Principal Business Office:

The address of the principal business office of each of the Reporting Persons is 9 West 57th Street, 39th Floor, New York, NY 10019.

Item 2(c).	Citizenship:

The citizenship of OZ is set forth above. Daniel S. Och is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, $0.001 par value per share (the “Common Stock”)

Item 2(e).	CUSIP Number:
58468P107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

CUSIP No. 58468P107	Schedule 13G	Page 5 of 10 pages

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.	☒

Item 4.	Ownership.

OZ serves as principal investment manager to a number of investment funds and discretionary accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G. Mr. Daniel S. Och is the Senior Managing Member of OZ. As such, he may be deemed to control such entity and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G.

Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

A.	OZ
(a)	Amount beneficially owned: 5,115,000
(b)	Percent of class: 5.00%

(All percentages herein are based on 102,264,856 shares of Common Stock reported to be outstanding as of August 15, 2006, as reflected in the Issuer’s Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on September 8, 2006.)

(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

CUSIP No. 58468P107	Schedule 13G	Page 6 of 10 pages

5,115,000

(ii) Shared power to vote or direct the vote:

0

(iii) Sole power to dispose or direct the disposition:

5,115,000

(iv) Shared power to dispose or direct the disposition:

0

B.	Daniel S. Och
(a)	Amount beneficially owned: 5,115,000
(b)	Percent of class: 5.00%
(c)	Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

5,115,000

(ii) Shared power to vote or direct the vote:

0

(iii) Sole power to dispose or direct the disposition:

5,115,000

(iv) Shared power to dispose or direct the disposition:

0

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.
See Item 4.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification (if filing pursuant to Rule 13d-1(c)).

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose

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of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 58468P107	Schedule 13G	Page 8 of 10 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OZ Management, L.L.C.

By: /s/ Daniel S. Och
Name:	Daniel S. Och
Title:	Senior Managing Member

/s/ Daniel S. Och

Daniel S. Och

Dated: October 20, 2006

CUSIP No. 58468P107	Schedule 13G	Page 9 of 10 pages

EXHIBIT INDEX

Exhibit Number	Exhibit

1	Joint Acquisition Statement pursuant to Rule 13d-1(k).

CUSIP No. 58468P107	Schedule 13G	Page 10 of 10 pages

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others, except to the extent that he or it know or has reason to believe that such information is inaccurate.

OZ Management, L.L.C.

By: /s/ Daniel S. Och
Name:	Daniel S. Och
Title:	Senior Managing Member

/s/ Daniel S. Och

Daniel S. Och

Dated: October 20, 2006